U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
        1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person  2.   Date of Event Re-4.  Issuer Name and Ticker or Trading Symbol
                                             quiring Statement-
     (Last)      (First)       (Middle         (Month/Day/Year)     eLocity Networks Corporation ("ELOC")
    Chapman      John                           July 25, 2002

3353 S. Main St                            3.  IRS or Social Se- 5.  Relationship of Reporting Person to Issuer  6.If Amendment,
                                               curity Number of                       (Check all applicable)       Date of Original
                 (Street)                      Reporting Person                                                    (Month/Day/Year)
                                               (Voluntary)            Director      X        10% Owner
                                                                     ---------------   ---------------
                                                                     Officer   (give    Other (Specify
                                                                      --------------  ----------------
                                                                                title           below)
                                                                                below)


Salt Lake City,    Utah      84115

   (City)       (State)      (Zip)
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             Table I - Non-Derivative Securities Beneficially Owned

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1. Title of Security       2. Amount of Securities   3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)             Beneficially Owned          Form:  Direct              (Instr. 5)
                               (Instr. 4)            (D) or Indirect (I)
                                                     (Instr. 5)
Common, par value $0.001   51,100,000                D
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  Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) (Print or Type Responses) SEC 1473 (8-92)


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  FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g.,
 puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative    2.  Date Exer-       3.  Title and Amount of Securities   4.Conver - 5.  Owner-        6.  Nature of
  Security   (Instr. 4)        cisable and        Underlying  Derivative Security      sion or    ship Form       Indirect
                               Expiration               (Instr. 4)                     Exercise   of Deriv-       Beneificial
                               Date                                                    Price of   ative           Ownership
                               (Month/Day/Year)                                        Deri-      Security:       (Instr. 5)
                                                                                       vative     Direct
                                                                                       Security   (D)  or
                                                                                                  Indirect
                                                                                                   (I)
                                                                                                 (Instr. 5)
                                    Date        Expira-                     Amount or
                                    Exer-       tion             Title      Number of
                                    cisable     Date                        Shares


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Explanation of Responses:

  The 51,100,000 shares that are the reason for filing this schedule were acquired by Chapman from eLocity pursuant to a Stock Exchange Agreement. Chapman agreed to sell to eLocity 12,000,000 shares (100% of the issued and outstanding shares of Diversified XIX, Inc.) , for 51,100,000 shares of eLocity common stock.




** Intentional misstatements or omission of facts constitute
Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ John Chapman
--------------
John Chapman                                            Date 20th August 2002

  Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Page 2 SEC
 1473 (8-92)


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